FORM 18-K/A

Amendment No. 7
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which registration	Names of exchanges on
Title of Issues	is effective	which registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

* The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-4
EX-5

      This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2002 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 -	Pricing Agreement, dated January 13, 2005, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$4,000,000,000 4.50% Notes due January 21, 2015;

Exhibit 2 -	Form of 4.50% Note due January 21, 2015;

Exhibit 3 -	Names and addresses of the Underwriters of the Republic of Italy’s 4.50% Notes due January 21, 2015;

Exhibit 4 -	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 4.50% Notes due January 21, 2015; and

Exhibit 5 -	Opinion, dated January 21, 2005, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$4,000,000,000 4.50% Notes due January 21, 2015.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 7 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 25th day of January, 2005.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata
D.ssa Maria Cannata Director General – Treasury Department – Direction II Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.
1	Pricing Agreement, dated January 13, 2005, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$4,000,000,000 4.50% Notes due January 21, 2015
2	Form of 4.50% Note due January 21, 2015
3	Names and addresses of the Underwriters of the Republic of Italy’s 4.50% Notes due January 21, 2015
4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 4.50% Notes due January 21, 2015
5	Opinion, dated January 21, 2005, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$4,000,000,000 4.50% Notes due January 21, 2015

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